UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

As previously disclosed, in May 2014, Cognate Bioservices, Inc., a Delaware corporation based in Maryland, along with four co-plaintiff customer affiliates (collectively “Cognate”) filed a motion in an ongoing litigation matter against Dr. Alan K. Smith (“Dr. Smith”), one of our former consultants, and his company Alan K. Smith Consulting, Inc. (“Smith Consulting”), seeking leave to file an amended complaint to add Macrocure Ltd. (the “Company”) as a defendant.  The motion was granted and, on March 18, 2015, Cognate filed an amended complaint in the District Court of Maryland, adding the Company as an additional defendant in their lawsuit against Dr. Smith and Smith Consulting. The lawsuit, as amended, alleges that each of the Company, Dr. Smith and Smith Consulting is liable for the alleged misappropriation of products and trade secrets, as well as violations of the Computer Fraud and Abuse Act.

The plaintiffs seek damages, the return of alleged trade products, trade secrets and embodiments thereof, an injunction against Dr. Smith, Smith Consulting and the Company permanently restraining the alleged misuse, and awards of reasonable costs and expenses, including attorneys' fees. This lawsuit is in its initial stage and no substantive proceedings have occurred to date. The Company believes this lawsuit  is without merit and will defend against it vigorously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: March 27, 2015	By:	/s/ Mark Page
	Name:	Mark Page
	Title:	Chief Financial Officer